EXHIBIT 99.(a)(1)(Q)

Subject: Tender Offer

Dear Tender Offer Participant,

This letter serves as your confirmation that the tender offer related to your discounted NVIDIA stock options has been approved.

Based on your election the terms of your discounted stock option have now been amended to comply with Section 409A of the Internal Revenue Code.

You are now able to login to your Smith Barney Account at www.benefit access.com and view the details of your amended grant.

Your original grant can now be viewed as multiple sub-grants to reflect the amended expiration dates. Should you have difficulty accessing your account, please contact Benefit Access Support Group at 888-873-1194 or 210-677-3712.

Thank you for your participation. Should you have further questions about the offer, please don’t hesitate to contact me.

Melissa